Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 25, 2022

Division of Corporation Finance Office of Life Sciences U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention: Mr. Conlon Danberg and Ms. Celeste Murphy

Re:	JATT Acquisition Corp
Amendment No. 1 to Registration Statement on Form S-4 Filed on
September 20, 2022
File No. 333-267005

Dear Mr. Danberg and Ms. Murphy:

On behalf of our client, JATT Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated October 4, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-4 that was submitted on September 30, 2022 (the “Amendment No. 1”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form S-4 Risk Factors

Risks Related to JATT and the Business Combination, page 88

1.	With a view toward disclosure, please tell us whether your Sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: JATT’s original sponsor, JATT Ventures, LP, is a Cayman Islands exempted limited partnership. The sole general partner of the limited partnership, which controls is activities, is JATT Ventures Ltd., a Cayman Islands exempted company, having as its sole director and officer, Someit Sidhu, MD. Dr. Sidhu is a citizen of the United Kingdom and resides in the United Kingdom. A risk factor in response to the Staff’s comment has been added on page 88 of the Amendment No. 2.

Our Focus: Inflammatory Diseases Involving IL7 and TSLP, page 199

2.	We re-issue previous comment 6. We are still unable to read most of the small print included in the graphic under the caption "Figure 1. IL7R and TSLP are linked to numerous immune diseases." Please file an easily legible version of the image or remove it from the filing.

Response: In response to the Staff’s comment, we have included an updated version of this image with the text in a larger typeface for the sake of greater legibility.

License Agreements Pfizer License, page 219

3.	We re-issue previous comment 8 in part. Please disclose the length of the royalty term under the Pfizer License.

Response: In response to the Staff’s comment, we respectfully direct the Staff’s attention to the following language found on page 220 of the S-4/A filed with the Commission on September 21, 2022:

The Pfizer License expires upon the expiry of the Royalty Term, which refers to, with respect to each Product in each country in the Territory, the period commencing on the First Commercial Sale of such Product in such country and expiring upon the latest to occur of: (a) ten (10) years following the date of First Commercial Sale of such Product in such country, (b) the expiration of all regulatory or data exclusivity for such Product in such country or (c) the date upon which the Manufacture, use, sale, offer for sale or importation of such Product in such country would no longer infringe, but for the license granted herein, a Valid Claim of a Licensed Patent Right. Upon expiry of the Pfizer License, the licenses granted shall become fully paid-up, royalty-free, perpetual and irrevocable.

Exhibits and Financial Statements Schedules, page II-1

4.	We note that you have removed the placeholder for the exhibit 8.1 tax opinion from the exhibit index. Please clarify if you intend to file a tax opinion from counsel in connection with the transaction. If not, please provide us with your analysis as to why such an opinion is not required. Please refer to Item 4(a)(6) of Form S-4, Section III.A of Staff Legal Bulletin 19, and Item 601(b)(8) of Regulation S-K.

Response: The tax opinion has been attached as exhibit 8.1.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Partner

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